Exhibit 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Concordia Healthcare Corp.

277 Lakeshore Rd. East

Suite 302

Oakville, Ontario

L6J 1H9

Item 2 – Date of Material Change:

March 9, 2015

Item 3 – News Release:

A news release in respect of the Acquisition (as defined below) was disseminated over CNW Group on March 9, 2015.

Item 4 – Summary of Material Change:

On March 9, 2015, Concordia Healthcare Corp. (“Concordia”) announced that it and its subsidiary, Concordia Pharmaceuticals Inc. (“CPI”), entered into a definitive asset purchase agreement to acquire substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (collectively, “Covis”) for US$1.2 billion in cash.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

Concordia, announced that it entered into a definitive asset purchase agreement to acquire substantially all of the commercial assets of privately held Covis for US$1.2 billion in cash (the “Acquisition”). All financial references disclosed in this material change report are in U.S. dollars unless otherwise noted.

The Covis drug portfolio being acquired (the “Portfolio”) consists of 18 branded and authorized generic products with stable revenue, strong margins and free cash flow. The distinctive product portfolio includes branded pharmaceuticals, injectables and authorized generics that address life threatening and other serious medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. Key products are Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; and, Plaquenil®, for the treatment of lupus and rheumatoid arthritis.

In its fourth quarter of 2014, Covis expects to have revenue between US$47 and US$52 million related to the Portfolio. Overall for 2014, Covis expects to have revenue between US$140 and US$145 million.

Concordia believes that it can integrate the Portfolio it is acquiring into its existing business and leverage its existing infrastructure. Through the elimination of redundant distribution and G&A expenses, Concordia expects to recognize immediate synergies of approximately $20 million.

The Acquisition is structured as an all-cash transaction with a purchase price of US$1.2 billion for the Portfolio being acquired. CPI plans to pay for the Acquisition through a mix of term loans, bonds and equity. Concordia has entered into a commitment letter with Royal Bank of Canada (“RBC”), pursuant to which, RBC has agreed to provide credit facilities and bridge commitments of up to US$1.6 billion (the “Credit Facilities”) to fully pay for the Acquisition price and refinance all outstanding Concordia debt. The Credit Facilities are subject to a number of customary conditions. All obligations of Concordia under the term loans will be secured by first priority perfected security interests in the assets of Concordia and the assets of and equity interests in its subsidiaries. The bridge commitments will be unsecured.

The Acquisition, which is expected to close in the second quarter of 2015, is subject to satisfaction of customary closing conditions (including receipt of required regulatory approvals). The Board of Directors of all parties to the transaction have approved the acquisition.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Leith Tessy, Chief Financial Officer and Secretary-Treasurer, 905-842-5150

Item 9 – Date of Report:

March 16, 2015

Notice regarding future-oriented financial information:

To the extent any forward-looking statements in this material change report constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential benefits of the Acquisition and the financing described herein and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.

Notice regarding forward-looking statements:

This material change report includes forward-looking statements and forward-looking information (collectively, “forward-looking statements”) regarding Concordia and its business, which may include, but is not limited to, statements with respect to the acquisition and the completion and timing thereof, synergies resulting from the acquisition including the elimination of redundant distribution expenses and the ability to achieve greater cost efficiencies and higher margins, the completion of the financing, the entering into of documentation with respect to the financing, the impact of the acquisition on Concordia’s financial performance (including with respect to its revenues, margins, earnings per share (EPS) and EBITDA), financial results and performance of Concordia and Covis for fiscal 2014 and the fourth quarter of 2014, Concordia’s growth and other factors. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks regarding the pharmaceutical industry, regulatory investigations, the failure to comply with applicable laws, the failure to obtain regulatory approvals, risks relating to the use of Concordia’s products to treat certain diseases, risks relating to distribution arrangements, risks relating to the markets in which Concordia operates and/or distributes its products, possible failure to realize the anticipated benefits of the acquisition (including synergies and accretion), risks associated with the integration of the Portfolio into Concordia’s business, increased indebtedness, ability to achieve the full amount of cost synergies, the fact that historical and pro forma combined financial information may not be representative of Concordia’s results post acquisition, the reliance on information provided by Covis, economic factors, market conditions, the equity markets generally, risks associated with growth and competition, risks associated with the acquisition and financing of the acquisition and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.